Exhibit 99.1

THIRD QUARTER 2010 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS THIRD QUARTER 2010 RESULTS

All amounts are in Canadian dollars, and are based on our unaudited interim consolidated financial statements for the quarter ended July 31, 2010 and related notes prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted. Our Q3 2010 Report to Shareholders and supplementary financial information are available on our website at rbc.com/investorrelations.

TORONTO, August 26, 2010 - Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $1,276 million for the third quarter ended July 31, 2010 reflecting strong results in Canadian Banking, Wealth Management and Insurance. Capital Markets was impacted by lower trading results due to challenging market conditions. Net income was down $285 million or 18% from a record quarter last year reflecting a decline of $361 million in Capital Markets and down $53 million or 4% from last quarter reflecting a decline of $301 million in Capital Markets. Business growth, improvements in credit quality and our ongoing cost management efforts were more than offset by a significant decline in trading revenue as volatility and general uncertainty in global capital markets reduced client activity.

“We continue to build on our strong competitive positions and invest in our businesses for long term growth,” said Gordon M. Nixon, RBC President and CEO. “The strength of our geographic and business diversity enabled us to produce another solid quarter despite challenging global capital market conditions,” Nixon said.

Third quarter of 2010 compared to third quarter 2009

•	Net income of $1,276 million (down from $1,561 million)
•	Diluted earnings per share (EPS) of $.84 (down from $1.05)
•	Return on common equity (ROE) of 14.3% (down from 19.4%)
•	Tier 1 capital ratio of 12.9%

Third quarter of 2010 compared to second quarter 2010

•	Net income of $1,276 million (down from $1,329 million)
•	Diluted EPS of $.84 (down from $.88)
•	ROE of 14.3% (down from 15.8%)

Canadian Banking net income was $766 million, up $97 million or 14% from last year, driven by strong volume growth and lower provision for credit losses (PCL). Compared to the prior quarter, net income increased $30 million or 4% primarily reflecting seasonal factors, continued volume growth across all businesses and lower PCL.

“Canadian Banking continued its momentum, underpinning our earnings with strong growth across all businesses including mortgages, personal loans and deposits. We continue to focus on providing customers with the best service and advice, and we’re making strategic investments to drive efficiencies and extend our leadership position,” Nixon said.

Wealth Management net income was $185 million, up $17 million or 10% from last year, primarily reflecting a favourable accounting impact related to the foreign currency translation on certain AFS securities and a favourable income tax adjustment in the current quarter. The current quarter also included higher average fee-based client assets, a loss compared to a gain in the prior year on our stock-based compensation plan and spread compression. Compared to last quarter, net income was up $95 million, mainly reflecting a favourable quarter over quarter accounting impact of $94 million ($85 million after-tax) as described above.

“We are pleased to be recognized as the 7th largest global wealth manager in an independent survey, reflecting both our comprehensive offering of investment management solutions and our global reach,” Nixon said. “We continue to leverage our market leadership position in Canada while continuing to invest and grow our presence internationally.”

Insurance net income was $153 million, down $14 million or 8% from a year ago, mainly due to unfavourable life policyholder experience and higher claims costs, partially offset by volume growth. Compared to last quarter, earnings were up $46 million, primarily driven by higher investment gains and a new U.K. annuity reinsurance arrangement.

“To better serve our clients we offer a wide range of products and services that complement our retail product offering. Our insurance business continues to make solid contributions to our diversified earnings stream,” Nixon said.

International Banking net loss of $76 million this quarter was lower than the net loss of $95 million last year, primarily due to lower PCL in U.S. banking. Compared to last quarter, the net loss increased by $49 million primarily reflecting a favourable accounting impact recorded in the prior quarter and higher losses in our securities portfolio in the current quarter.

“In International Banking, we continue to make progress on restructuring our U.S. retail franchise and our focus remains on improving the end-to-end client experience while increasing productivity in our branch network,” Nixon said.

Capital Markets net income was $201 million, down $361 million from a year ago largely reflecting a decline in trading revenue from record levels last year, partially offset by lower PCL and stronger results in our investment banking businesses. Compared to last quarter, net income was down $301 million largely reflecting lower trading results, partially offset by stronger results in our investment banking business and gains on credit default swaps used to economically hedge the loan portfolio.

Capital Markets Sales and Trading1 revenue of $415 million was down $1,353 million from a year ago and down $757 million from the prior quarter largely in our global fixed income, U.S. based equity and money market businesses. Concerns over the global economic recovery, European sovereign debt crisis, U.S. regulatory reform and volatility resulted in significantly lower client activity, tightening spreads and higher funding costs. The current quarter included a loss of $100 million ($47 million after-tax and related compensation adjustments) relating to our U.S. subprime assets hedged with MBIA Inc., as compared to a gain of $182 million ($84 million after-tax and related compensation adjustments) in the prior quarter. We also had a loss of $73 million ($25 million after-tax and related compensation adjustments) relating to our bank-owned life insurance (BOLI) stable value contracts in the current quarter, as compared to a gain of $28 million ($10 million after-tax and related compensation adjustments) in the prior quarter.

“While the market volatility, macroeconomic concerns and regulatory uncertainty created a challenging operating environment for our trading businesses, we continued to support our clients. Our investment banking businesses had strong results as activity improved domestically and outside of Canada. The investments we have made in the business and our global expansion over the past several years should position us well to drive future growth,” Nixon said.

Credit Quality – Total PCL of $432 million decreased $338 million or 44% from a year ago and decreased $72 million or 14% from last quarter. Specific PCL decreased $272 million from a year ago and decreased $40 million from last quarter. The general provision was a credit of $5 million as compared to an addition of $61 million in the prior year and $27 million in the prior quarter.

In Canadian Banking, specific PCL of $284 million decreased $18 million or 6% over last quarter mainly due to lower write-offs in our credit card portfolio and lower provisions in our unsecured personal and residential mortgage portfolios, partially offset by increased provisions in our business lending portfolio.

In International Banking, specific PCL of $192 million increased $7 million or 4% over last quarter largely attributable to higher provisions in U.S. banking, mainly due to higher commercial provisions, partially offset by lower provisions in our Caribbean portfolio.

In Capital Markets, we had a recovery of credit losses of $9 million comprised of recoveries on a few large accounts that more than offset specific PCL in the current quarter. This compared to a specific PCL of $21 million in the prior quarter.

1 Capital Markets Sales and Trading is a sub-segment of Capital Markets, comprised primarily of our trading businesses.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. Forward-looking statements in this earnings release include, but are not limited to, the President and Chief Executive Officer’s statements. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our results of operations and financial position as at and for the periods ended on the dates presented and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational and liquidity and funding risks, and other risks discussed in the Risk, capital and liquidity management section and in our 2009 Annual Report to Shareholders; general business, economic and financial market conditions in Canada, the United States and certain other countries in which we conduct business, including the effects of the European sovereign debt crisis; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations, including tax laws, changes to and new interpretations of risk-based capital guidelines, and reporting instructions and liquidity regulatory guidance, and the Dodd-Frank Wall Street Reform and Consumer Protection Act; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; and development and integration of our distribution networks.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk, capital and liquidity management section of our Q3 2010 Report to Shareholders, and in our 2009 Annual Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q3 2010 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Thursday, August 26, 2010 at 8:00 a.m. (EDT) and will feature a presentation about our third quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-695-7806 or 1-888-789-9572, passcode 4285250). Please call between 7:50 a.m. and 7:55 a.m. (EDT).

Management’s comments will be posted on our website shortly after the call. Also, a recording will be available on August 26 until November 25, 2010 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (416-695-5800 or 1-800-408-3053, passcode 5006352).

Media Relations Contacts

Katherine Gay, VP & Head, Corporate Communications, katherine.gay@rbc.com, 416-974-6286 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)

Gillian McArdle, Head, Media Relations, gillian.mcardle@rbc.com, 416-974-5506 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Josie Merenda, VP & Head, Investor Relations, josie.merenda@rbc.com, 416-955-7803

Bill Anderson, Director, Investor Relations, william.anderson@rbc.com, 416-955-7804

Karen McCarthy, Director, Investor Relations, karen.mccarthy@rbc.com, 416-955-7809

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 78,000 full- and part-time employees who serve close to 18 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 51 other countries. For more information, please visit rbc.com.

Trademarks used in this release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. RBC Dexia IS and affiliated Dexia companies are licensed users of the RBC trademark.